Form of Information Sharing Agreement
                  [Letterhead of counterparty]

                                                    [Date], 199[]

Aquila Distributors, Inc.
380 Madison Avenue
New York, NY 10017


                  INFORMATION SHARING AGREEMENT

Gentlemen:

          We understand that you have entered into a Distribution
Assistance Agreement with [            ] (the "Service Provider"),
a "Designated Payee" for purposes of Part II of the Distribution
Plan of Pacific Capital [     ] Cash Assets Trust (the "Trust"), a
series of Cash Assets Trust (the "Business Trust"). The Agreement contemplates payment to the Service Provider of distribution and service fees out of the assets of the Trust pursuant to Part II of the Plan and contemplates further that the Service Provider may reallow a portion of such fees to us in consideration of our assistance in the distribution and servicing of Service Shares of the Trust.

          We further understand that, because we are an "affiliated person" (as defined in the Investment Company Act of 1940) of the investment adviser to the Trust, it is important that the Board of Trustees of the Business Trust be provided with timely and adequate information concerning our indirect receipt of payments made under the Plan and the activities for which we are compensated by such payments.

          Accordingly, we hereby undertake that, so long as we receive, directly or indirectly, any payments pursuant to Part II of the Plan, we shall, not less than annually and more frequently if reasonably requested, furnish to you for transmission to the Board of Trustees of the Trust an accounting, in form and detail satisfactory to the Board, to enable the Board to make determinations of the fairness of the compensation paid to us.


                              Very truly yours,

                              [Affiliate]

                              By:________________________________